UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark one)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE
        ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 2005 or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period
        from
        _____ to _____.

Commission file number _____

A.   Full Title of the plan and address of the plan, if different from that of the issuer
named below:

The LaBarge, Inc. Employees Savings Plan

B.   Name of the issuer of securities held pursuant to the plan and the address of its
        principal executive offices:

LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

This filing has a total of 15 pages.

REQUIRED INFORMATION

Financial Statements.

Exhibits:

23   Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LABARGE, INC. EMPLOYEES SAVINGS PLAN
(Full title of Plan)

By: /s/DONALD H. NONNENKAMP
Donald H. Nonnenkamp
Vice President and Chief Financial Officer

By: /s/ROBERT A. MIHALCO
Robert A. Mihalco
Plan Administrator

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Table of Contents and Definitions

Definitions

Plan	–	LaBarge, Inc. Employees Savings Plan
Trustee/Recordkeeper	–	Fidelity Investments Institutional Operations Company, Inc.
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	LaBarge, Inc.
Plan Administrator	–	LaBarge, Inc. Plan Administration Committee



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

Plan Administration Committee
LaBarge, Inc. Employees Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
June 27, 2006

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

Assets		2005	2004
Investments:			
Registered investment company shares	$	15,044,567	13,181,172
Money market accounts		1,858,645	1,954,870
LaBarge, Inc. common stock		16,281,444	14,916,434
Loans to participants		918,198	767,818
Total investments		34,102,854	30,820,294
Receivables:			
Employer contributions		42,738	36,419
Participant contributions		—	158,495
Participant loan repayments		37,832	29,939
Total receivables		80,570	224,853
Liabilities			
Accrued expenses		5,500	5,800
Net assets available for plan benefits	$	34,177,924	31,039,347

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

		2005	2004
Investment income:			
Interest and dividends	$	109,235	57,921
Net appreciation in fair market value of investments		2,959,005	9,837,409
Total investment income		3,068,240	9,895,330
Contributions:			
Participant		1,965,174	3,641,885
Employer		436,176	406,430
Total contributions		2,401,350	4,048,315
Deductions:			
Participant distributions		(2,284,504)	(2,028,054)
Administrative expenses		(46,509)	(46,768)
Total deductions		(2,331,013)	(2,074,822)
Increase in net assets available for plan benefits		3,138,577	11,868,823
Net assets available for plan benefits:			
Beginning of year		31,039,347	19,170,524
End of year	$	34,177,924	31,039,347

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 1 year of service and is subject to the provisions of ERISA.

(b) Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $14,000, whichever is less, in 2005 in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions on amounts contributed up to 8% of the participant's compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2005 or 2004.

(c) Participants' Accounts

Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant's account balance for balances less than $250. The Trustee records these transfers in the participant's account and reinvests the amounts to reflect these changes. Sales and exchanges of LaBarge, Inc. Common Stock can only be made on the 15th and the last day of any calendar month. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of Labarge, Inc. Common Stock that are allocated to the participant's account.

(d) Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

(e)   ***Loans to Participants***

Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participants account during the prior twelve-month period. All participant loans from plans maintained by the Employer or a Related Employer will be considered for purposes of determining the maximum amount of the participant's loan. Up to 50% of the participant's vested account balance may be used as collateral for any loan.

(f)   ***Payment of Benefits***

Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan month in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

(2)   Summary of Significant Accounting Policies

(a)   ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid.

(b)   ***Investments***

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

- LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

- Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

- Fidelity Mortgage Securities Fund, which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;

- Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 Index;

- Fidelity Low-priced Stock Fund, which seeks capital appreciation;

- Fidelity Dividend Growth Fund, which seeks capital appreciation;

- Fidelity Fifty Fund, which seeks capital appreciation;

- Fidelity Diversified International Fund, which seeks capital growth;

- Fidelity Select Health Care Fund, which seeks capital appreciation;

- Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

- Fidelity Freedom 2000 Fund, which seeks high total return;

- Fidelity Freedom 2005 Fund, which seeks high total return;

- Fidelity Freedom 2010 Fund, which seeks high total return;

- Fidelity Freedom 2015 Fund, which seeks high total return:

- Fidelity Freedom 2020 Fund, which seeks high total return;

- Fidelity Freedom 2025 Fund, which seeks high total return;

- Fidelity Freedom 2030 Fund, which seeks high total return;

- Fidelity Freedom 2035 Fund, which seeks high total return;

- Fidelity Freedom 2040 Fund, which seeks high total return;

- PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high quality, longer-maturity bonds;

- Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

- Spartan U.S. Equity Index Fund, which seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States;

- Ariel Appreciation Fund, which seeks to increase the value of your investment over the long term through capital appreciation; and

- Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

The Fidelity Funds (excluding the Retirement Money Market Fund), PIMCO, Oakmark, Spartan, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The fair market value of the mutual funds is determined based on the net asset value of shares held by the plan at year end using quoted market prices. The Money Market Fund is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments. Participant loans are valued at their outstanding balances, which approximates fair value.

(Continued)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

(c)   *Trust Fund Managed by the Trustee*

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d)   *Use of Estimates*

Certain amounts included in the financial statements are estimated based on current available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(e)   *Administrative Charges*

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.

(3)   Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has not been subsequently amended.

(4)   Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5)   Related-party Transactions

On various dates during 2005, the Plan purchased 47,429 shares of the Company's common stock at fair market value at prices ranging from $10.90 to $21.00 per share for investment in the Plan's LaBarge Common Stock Fund. The Plan did not sell or redeem any of the Company's common stock during 2005.

The market value of the investment in the LaBarge Inc. Common Stock Fund was valued at $14.37 and $12.70 per share at December 31, 2005 and 2004, respectively.

(6) Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

		December 31	
		2005	2004
Cash basis expenses per 5500	$	46,809	58,299
Less accrued expenses		(5,800)	(17,331)
Add expenses incurred but not paid as of plan year end		5,300	5,800
Financial statement accrual expenses	$	46,309	46,768

(7) Investments

Investments of the Plan are comprised of the following:

Investments that represent 5% or more of the Plan's net assets are listed below:

		December 31	
		2005	2004
Investments at fair value as determined by quoted market price:			
Mutual funds:			
Spartan U.S. Equity Index Fund	$	3,606,531	3,708,807
Other		11,438,036	9,472,365
LaBarge, Inc. Common Stock Fund*		16,281,444	14,916,434
		31,326,011	28,097,606
Investments at estimated fair value:			
Fidelity Retirement Money Market Fund		1,858,645	1,954,870
Loans to participants		918,198	767,818
		2,776,843	2,722,688
Total investments	$	34,102,854	30,820,294

* Non-participant directed investment

(Continued)

During the years ending December 31, 2005 and 2004, Plan investments (including investments bought, sold, and held during the year) appreciated in value by $2,959,005 and $9,837,409 respectively as follows:

	December 31	
	2005	**2004**
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 1,001,577	1,239,868
LaBarge, Inc. Common Stock Fund	1,957,428	8,597,541
	$ 2,959,005	9,837,409

(8) Non-Participant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments in LaBarge, Inc. common stock is:

	Year ended December 31	
	2005	**2004**
LaBarge, Inc. common stock beginning of year	$ 14,916,434	6,566,789
Net appreciation in fair market value	1,957,428	8,597,541
Employer and participant contributions	667,642	638,368
Participant distributions	(1,259,750)	(885,766)
Administrative expenses	(310)	(498)
LaBarge, Inc. common stock, end of year	$ 16,281,444	14,916,434

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Description of investments	Number of shares or units	Cost	Current value
Money market accounts:			
Fidelity Retirement Money Market Fund	1,858,645	$ 1,858,645	1,858,645
Equity Mutual Funds:			
Ariel Appreciation Fund	11,317	506,143	528,715
PIMCO Long-term U.S. Government A Fund	113,726	1,260,861	1,250,989
Oakmark Equity and Income I Fund	20,792	472,177	519,372
Fidelity Equity-Income Fund	21,782	965,195	1,149,658
Fidelity Mortgage Securities Fund	15,558	174,161	172,072
Fidelity Select Health Care Fund	1,380	190,465	187,786
Fidelity Low-priced Stock Fund	29,238	1,076,636	1,194,077
Fidelity Diversified International Fund	62,180	1,313,613	2,023,323
Fidelity Dividend Growth Fund	37,858	932,943	1,089,926
Fidelity Freedom Income Fund	3,005	33,563	34,171
Fidelity Freedom 2000 Fund	11,375	135,187	138,892
Fidelity Freedom 2005 Fund	60	657	665
Fidelity Freedom 2010 Fund	68,242	902,104	958,807
Fidelity Freedom 2015 Fund	1,056	11,711	12,194
Fidelity Freedom 2020 Fund	55,971	741,745	823,336
Fidelity Freedom 2025 Fund	4,502	50,822	53,844
Fidelity Freedom 2030 Fund	40,204	538,318	603,862
Fidelity Freedom 2035 Fund	881	10,152	10,778
Fidelity Freedom 2040 Fund	24,732	192,585	218,381
Fidelity Fifty Fund	20,554	396,711	467,188
Spartan US Equity Index Fund	81,670	2,737,864	3,606,531
LaBarge Common Stock Fund:			
LaBarge Inc. common stock*	1,133,016	3,297,862	16,281,444
Loans to participants			918,198
Total investments		$ 17,800,120	34,102,854

* Represents a party in interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.



KPMG LLP

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
LaBarge, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the registration statement No. 33-31330 on Form S-8 of LaBarge, Inc. of our report dated June 27, 2006 with respect to the statements of net assets available for plan benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for plan benefits for each of the two years then ended, and the related schedule as of December 31, 2005, which report appears in the annual report on Form 11-K of LaBarge, Inc. Employee Savings Plan.

/s/ KPMG LLP

St. Louis, Missouri
June 29, 2006